UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Atrion Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049904105

(CUSIP Number)

John P. Stupp, Jr.

President

Stupp Bros., Inc.

3800 Webber Road

St. Louis, MO 63125

(314) 638-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copies To:

B. G. Minisman, Jr., Esq.

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

1901 Sixth Avenue North, Suite 2600

Birmingham, Alabama 35203

(205) 328-0480

May 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 049904105

1.	NAME OF REPORTING PERSON
Stupp Bros., Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO

5.	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
135,000

	8.	SHARED VOTING POWER
0

	9.	SOLE DISPOSITIVE POWER
135,000

	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
135,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.67%

14.	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission by Stupp Bros., Inc. on May 7, 1999, which Schedule 13D relates to the common stock, par value $.10 per share (the "Shares"), of Atrion Corporation, a Delaware corporation (the "Issuer").

Item 2. Identity and Background.

Item 2 of Schedule 13D is amended to change the address of Stupp Bros., Inc. to 3800 Weber Road, St. Louis, MO 63125 and is supplemented by the following:

The name, address, principal occupation or employment, involvement in certain proceedings and citizenship of each director and executive officer of Stupp Bros., Inc., and of each voting trustee of the voting trust are set forth in Annex1 hereto and are incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and supplemented as follows:

John P. Stupp, Jr., Chairman of the Board, President, and Chief Executive Officer of Stupp Bros., Inc. owns Shares. Information regarding his ownership of Shares is incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Stupp on January 4, 2013 and Amendment No. 2 to Schedule 13D filed by Mr. Stupp on May 29, 2024.

Nora Stupp Coggin is the beneficial owner of 4,466 Shares acquired by gift.

John P. Stupp, III is the beneficial owner of 4,466 Shares acquired by gift.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is amended and supplemented as follows:

At the date of this Schedule 13D, Stupp Bros., Inc. does not have any plans or proposals which would result in any of the actions below except as may be effected through, or as a result of, the merger discussed in Item 6 below.

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Information regarding the purpose of John P. Stupp, Jr.’s acquisition of Shares is incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Stupp on January 4, 2013 and as amended by Amendment No. 2 to Schedule 13D filed by Mr. Stupp on May 29, 2024.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) Stupp Bros., Inc. is the beneficial owner of 135,000 Shares, representing approximately 7.67% of the Issuer’s Shares outstanding on May 15, 2024.

Information regarding John P. Stupp, Jr.’s interest in securities of the Issuer is hereby incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Stupp on January 4, 2013 and as amended by Amendment No. 2 to Schedule 13D filed by Mr. Stupp on May 29, 2024.

(b) Nora Stupp Coggin is the beneficial owner of 4,466 Shares and has sole power to sell or direct the sale and vote or direct the vote of said Shares.

(c) John P. Stupp, III is the beneficial owner of 4,466 Shares and has shared power to sell or direct the sale and vote or direct the vote of said Shares.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The 135,000 Shares owned by Stupp Bros., Inc. are pledged as collateral for Stupp Bros., Inc.’s working capital line of credit with Stupp Bros., Inc.’s lender, Commerce Bank, St. Louis, Missouri. The line of credit has standard default provisions.

Information regarding John P. Stupp, Jr.’s contracts, arrangements, understandings or relationships relating to the securities of the Issuer is hereby incorporated herein by reference to the Schedule 13D filed by him on April 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Stupp on January 4, 2013 and as amended by Amendment No. 2 to Schedule 13D filed by Mr. Stupp on May 29, 2024.

In connection with the execution of a Merger Agreement dated May 27, 2024 by and among the Issuer, Nordson Corporation, and Alpha Medical Merger Sub, Inc., a wholly owned subsidiary of Nordson Corporation, providing for the merger of the Issuer with Alpha Medical Merger Sub, Inc. and the conversion of all outstanding Shares into the right to receive cash in the amount of $460,00 per share upon consummation of the merger, Stupp Bros., Inc., along with John P. Stupp, Jr., Emile A Battat, David A. Battat, and Montclair Harbour LLC (the “Support Agreement Signatories”), entered into voting and support agreements on May 27, 2024 with Nordson Corporation (the “Support Agreements”). As of May 28, 2024, the Support Agreement Signatories held, in the aggregate, Shares representing approximately 22% of the voting power of the outstanding Shares, including the 135,000 Shares beneficially owned by Stupp Bros., Inc. Under the Support Agreements, the Support Agreement Signatories have, among other things, agreed to, during the term of the Support Agreements, vote the Shares held by the Support Agreement Signatories (i) in favor of the approval and adoption (as applicable) of a Merger Agreement dated May 27, 2024 by and among the Issuer, Nordson Corporation, Alpha Medical Merger Sub, Inc., and any actions related thereto; (ii) in favor of any proposal to adjourn a meeting of the holders of Shares at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the holders of Shares to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; (iii) against any acquisition proposal, reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer; (iv) against any action or agreement the consummation of which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Merger Agreement; (v) against any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Support Agreement Signatories contained in the Support Agreements; and (vi) against any change in the membership of the Issuer’s Board of Directors, unless approved by Nordson Corporation

The foregoing description of Stupp Bros., Inc.’s Support Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of its Support Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Voting and Support Agreement, dated May 27, 2024, by and among Stupp Bros., Inc., John P. Stupp, Jr., and Nordson Corporation
99.2	Schedule 13D filed by John P. Stupp, Jr. on April 30, 1999, as amended by Amendment No. 1 to Schedule 13D filed by Mr. Stupp on January 4, 2013 and by Amendment No. 2 to Schedule 13D filed by Mr. Stupp on May 29, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2024

Stupp Bros., Inc.

By:	/s/ John P. Stupp, Jr.
John P. Stupp, Jr.
Its: President

Annex 1

The following table sets forth the name, residence or business address, present principal occupation or employment of each of the directors and executive officers of Stupp Bros., Inc. and each of the trustees of the voting trust holding Stupp Bros., Inc. stock.

1.	(a)	John P. Stupp, Jr.

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	President and Chief Executive Officer; Director
Stupp Bros., Inc.
2800 Weber Road
St. Louis, MO 63125

2.	(a)	R. Philip Stupp, Jr.

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	Retired; Director
Stupp Bros., Inc.
3800 Weber Road
St. Louis, MO 63125

3.	(a)	Nora Stupp Coggin

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	Secretary, Voting Trustee, and Director
Stupp Bros., Inc.
3800 Weber Road
St. Louis, MO 63125

4.	(a)	John P. Stupp, III

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	President of Stupp Fiber; Director and Voting Trustee of Stupp Bros., Inc.
Stupp Fiber
3800 Weber Road
St. Louis, MO 63125

5.	(a)	Charles N. McAlpin, Jr.

	(b)	12555 Ronaldson Road
Baton Rouge, LA 70807

	(c)	President of Stupp Corporation; Director and Voting Trustee of Stupp Bros., Inc.
Stupp Corporation
3800 Weber Road
St. Louis, MO 63125

6.	(a)	Samuel W. Duggan, II

	(b)	3800 Weber Road
St. Louis, MO 63125

	(c)	CFO
Stupp Bros., Inc.
3800 Weber Road
St. Louis, MO 63125

During the last five years, none of the foregoing persons has been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the foregoing persons are citizens of the United States.